[Pacific CMA Letterhead]




                                                                 August 22, 2006


VIA EDGAR

United States Securities
& Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-2001
Attention: John Stickel, Esq.
           Ms. Theresa Messinese
           Mail Stop 3561

                  Re:   Pacific CMA, Inc.
                        Registration Statement on Form S-3 and Form 10-K (Fiscal year ended December 31, 2005)
                        SEC File No. 333-134620
                        ------------------------------------------------

Dear Mesdames and Messieurs,

      This is in reply to your letter of comment dated June 27, 2006, regarding Pacific CMA, Inc.'s ("PAM") Registration Statement on Form S-3 and Form 10-K, identified above. Marked copies of Amendment No. 1, accompanied by copies of PAM's 10-Q, for the quarter ended June 30, 2006 and filed on August 21, 2006 ("10-Q - 6/30/06"), are being forwarded via overnight courier to John Stickel and Theresa Messinese of the Securities and Exchange Commission's (the "SEC") staff to facilitate their review of this filing.

      The paragraph numbers below correspond to the numbered paragraphs in your comment letter. Page references are the same as set forth in your Letter of Comment. We do not repeat your comments but will try to respond to your expressed concerns.

United States Securities
& Exchange Commission
August 22, 2006
Page 2


S-3

      Comment No. 1. There has been no material change in the status of the action discussed in "Item 3. Legal Proceedings" found at page 27 of PAM's Form 10-K.

      Comment No. 2. EBITDA represents net earnings before interest (income and expense), taxes, depreciation and amortization. The following table reconciles the stated EBITDA of HTL of $450,000 to U.S. GAAP:

                                            FOR THE YEAR ENDING
                                               MARCH 31, 2006
                                                 (UNAUDITED)
                                                  --------
                     Net income                   $184,000
                     Add back depreciation          25,000
                     Add back interest expense     241,000
                                                  --------
                     EBITDA                       $450,000
                                                  ========

      RECENT DEVELOPMENTS, PAGE 8. This section has been substantially eliminated. The 10-Q-6/30/06 updates the information from the Form 8-K filed with the SEC on April 26, 2006. That newly-filed 10-Q-6/30/06 has now been incorporated by reference into PAM's S-3. PAM's disclosures in the 10-Q-6/30/06 include information responsive to your comments 2 through 6. We describe below PAM's responses to those comments on the text from the original filing of the S-3 that is now set forth in Item 1.A. of the 10-Q-6/30/06.

      Comment No. 3. PAM has clarified that it is HTL's "net profits" as defined in the agreement that trigger the issuance of the additional securities to HTL's shareholders and has described the trigger differently than just "net profits." A defined "Trigger Amount" is identified.

      Comment No. 4. At the present time, no equity financing is being sought to fund the potential acquisition of HTL. PAM was not successful in securing equity financing. The original closing date of July 1, 2006 was not met and has been extended through October 31, 2006. PAM believes that it still can complete the HTL Acquisition, contemplating that it will fund the HTL acquisition with debt financing.

      Comment No. 5. The referenced paragraph in the S-3 makes it appear that PAM's obligations are not binding unless equity financing is available because that is the case. See Page 18, paragraph 6.7 of Exhibit 10.38 filed with the SEC as part of PAM's Form 8-K of April 26, 2006. However, as stated above, even in the absence of equity financing, PAM's intention is to complete the acquisition of HTL.

United States Securities
& Exchange Commission
August 22, 2006
Page 3

      Comment No. 6. Risk Factors relating to PAMs proposed acquisition of HTL, including certain legal matters, are set forth in Item 1.A. of the 10-Q-6/30/06. An appropriate opinion of India counsel was filed as an exhibit to that filing. No opinion of counsel from Sri Lanka was obtained. HTL's operations in Sri Lanka, if incorporated into PAM's, would constitute less than five (5%) percent of PAM's revenues.

FORM 10-K

      Comment No.7.

      Note 17: Preferred Stock Page 23

      We have reviewed SFAS 150 and agree that the convertible redeemable preferred stock should not be classified as a liability and should be accounted in the mezzanine area - after total liabilities and before equity. As a result we will reclassify the expense that we have recorded in other income (expense) in past filings to an increase in the net loss attributable to common stockholders. The discount that was applied to the preferred stock (after allocation of value to warrants) should be accreted over the redemption period of the preferred stock with an entry to preferred stock and retained earnings. In addition, the accretion should be accounted for after net loss on the statement of operations to determine net income attributable to common stockholders. The dividend on the convertible redeemable preferred stock will be accounted for after net loss on the statement of operations to determine net income/loss attributable to common stockholders. An entry to additional paid in capital and retained earnings for the same amount of the dividend will also be made.

      We have reviewed paragraphs 6 and 12 of SFAS 133 and determined in paragraph 11.a(1) that our convertible instruments (conversion feature related to our preferred stock, debt, and warrants issued with those instruments, collectively referred to as the Financial Instruments) may qualify for a scope exception as our instruments are both indexed to our stock and classified in stockholders' equity in our statement of financial position. This determination was completed separately for each instrument. In addition, we have reviewed EITF 00-19 to further determine whether our convertible instruments would qualify as equity instruments vs. an asset or liability. In order to qualify for equity treatment, we have determined that our instruments meet all of the conditions under paragraphs 14 through 32 of EITF 00-19. Our analysis below is combined for all instruments; however, this analysis was competed separately for each instrument. Specifically:

United States Securities
& Exchange Commission
August 22, 2006
Page 4

      We have reviewed paragraphs 14 - 18 and noted that they do not apply to our preferred stock, convertible notes and the related warrants issued with those instruments except for registration rights agreements that the holders of these instruments have. However as noted below, we address the registration rights agreement separately.

      We reviewed EITF 05-4, The Effect of Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19, to determine whether or not the registration rights should be combined with the Financial Instruments, or accounted for as a stand alone contract. Based on the facts and circumstances, we have accounted for the registration rights agreement separate from the convertible instrument under View C of EITF 05-4. The agreements pursuant to which the Financial Instruments were issued with are separate from the registration rights agreement, the payoff of the Financial Instruments is not dependent on the payoff of the registration rights agreement, and according to DIG K-1, these two agreements do not meet the combining criteria as they relate to different risks. As a result, we are not required to account for the Financial Instruments as a derivative.

      The registration rights agreement associated with the convertible preferred stock and related warrants require a monthly payment of 2% of the stated value of the preferred stock as a penalty if we failed to have the appropriate registration statement effective within a certain time frame. We were not required to record an expense for the penalty feature included in the registration rights agreement as the underlying shares were registered within the time frame required by the registration rights agreement.

      We have analyzed paragraph 19 and concluded that we have sufficient authorized and unissued shares of capital stock available to settle the contract after considering all other commitments that may require the issuance of shares of capital stock during the maximum period the derivative contract could remain outstanding.

      We have analyzed paragraphs 20 through 24 and determined that our contracts contain an explicit limit on the number of shares of capital stock to be delivered in a share settlement. Our Series A Preferred Stock contains an anti-dilution clause that decreases the conversion price of the Series A Preferred Stock if subsequent equity offerings are issued with at a lower pricing then the conversion rate of the preferred stock. The result of this anti-dilution clause is to reduce the conversion price of our Series A Preferred Stock to the lower price of the subsequent equity offering. We determined that we are in control of issuance of securities with a lower price/conversion price and meet the requirements under paragraphs 20 and 24 and paragraph 19 discussed above.

United States Securities
& Exchange Commission
August 22, 2006
Page 5

      We have analyzed paragraph 25 and noted that our contracts do not require cash payments to the counterparty in the event we fail to make timely filings with the SEC.

      We reviewed paragraph 26 and noted that our contracts do not require cash payments to the counterparty if the shares of capital stock initially delivered upon settlement are subsequently sold by the counterparty and the sale proceeds are insufficient to provide the counterparty with full return of the amount due.

      We have analyzed paragraphs 27 and 28 concluded that our contracts do not require net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares of capital stock.

      We have analyzed paragraphs 29 and 31 and have noted our contracts do not have provisions that indicate that the counterparty has rights that rank higher than those of a stockholder of the capital stock underlying the contract.

      We have reviewed paragraph 32 and noted that there is no contractual requirement to post collateral at any point or for any reason related to the conversion features of the convertible preferred stock or convertible debt and the warrants issued in connection with these instruments.

      We have reviewed our disclosures and have determined on a going forward basis we will add the following disclosures:

      In Note 1, we will add:

      Registration Rights Agreements:

      The Company has adopted EITF 05-4, The Effect of Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19, View C to account for its registration rights agreements. The Company has entered into registration rights agreements in association with the issuance of preferred stock, debt and warrants. View C of EITF 05-4 takes the position that the registration rights should be accounted for separately from the financial instrument as the payoff of the financial instruments is not dependent on the payoff of the registration rights agreement, and according to DIG K-1, registration rights agreements and the financial instruments do not meet the combining criteria as they relate to different risks. The Financial Accounting Standards Board (Board) has postponed further discussion on EITF 05-4 until the Board has determined whether or not registration rights agreements are derivatives.

United States Securities
& Exchange Commission
August 22, 2006
Page 6

      In Note 17, we will add:

      The Company entered into a registration rights agreement for the preferred stock and related warrants. The Company had a 90 day period to register common shares for the potential conversion of the preferred stock and exercise of the related warrants. The registration was completed within the allowable period of time and as a result no amounts were paid under the registration rights agreement.

      Revolving Note and Minimum Borrowing Note

      Comment No. 8. We determined that the convertible debt is not a derivative because (a) the number of shares of capital stock of the convertible debt is convertible into is fixed and (b) we have taken the position that the registration rights agreement should be accounted for under View C of EITF 05-4. The registration rights agreement, which includes the convertible debt and related warrants, required a monthly payment of 1% of the outstanding balance of the convertible debt if the registration of the applicable shares for the convertible stock and warrants did not take place within 90 days of funding. The Company has not recorded an expense related to the registration rights agreement as the debt holder has waived all penalties related to the requirement to register the shares with in the time period required by the registration rights agreement. See our response to comment number 7 for a further discussion.

      Comment No. 9. We have determined that the warrants are not derivative as the warrants and the related registration rights agreement under EITF 05-4, View C are allowed to be accounted for separately. As penalties are incurred under the registration rights agreement, we will record an expense. See response to comment number 7 for a further discussion.

      Comment No. 10. We accounted for the resetting of the conversion price under EITF 00-27 paragraph 13 which indicates that a beneficial conversion amount must be recognized when a reset occurs. The reset occurred due to the anti-dilution provisions built into the Series A Convertible Preferred Stock and was not directly due to a change in our stock price. See the further discussion in our response to your question number 7. When the conversion price of the Series A Convertible Preferred Stock of the Company was reset to $0.88, value has been transferred to holder through the reset feature and; the holder of the Company's Series A Convertible Preferred Stock has realized enhanced economic value. Below are the calculations:

United States Securities
& Exchange Commission
August 22, 2006
Page 7


Series A Convertible Preferred Stock Issuance on 4/13/2004   $   3,000,000   A
Resetting conversion price                                   $        0.88   B
Common shares subject to beneficial conversion feature           3,409,091   C=A / B

Original conversion price                                    $        1.44   D


BENEFICIAL CONVERSION FEATURE FOR $3 MILLION PREFERRED STOCK $   1,909,091   E=C*(D-B)



Series A Convertible Preferred Stock Issuance on 5/6/2004    $   2,000,000   F
Resetting conversion price                                   $        0.88   G
Common shares subject to beneficial conversion feature           2,272,727   H=F/G

Original Fair Value (market price) at May 6, 2004            $        1.21   I

BENEFICIAL CONVERSION FEATURE FOR $2 MILLION PREFERRED STOCK $     750,000   J=H*(I-G)

TOTAL BENEFICIAL CONVERSION FEATURE                          $   2,659,091   K=E+J

      We trust that this answers your comments.

      In connection with the Company's anticipated request for acceleration of effectiveness of the above noted registration statement, the Company acknowledges the following:

      (a) Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

      (b) The action of the SEC or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      (c) The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

United States Securities
& Exchange Commission
August 22, 2006
Page 8

      Should you have any further comments or questions, please do not hesitate to contact our counsel, either Lawrence Nusbaum or Robert Perez or of Gusrae, Kaplan, Bruno & Nusbaum, at 212-269-1400 or you may contact them via e-mail at rperez@gkblaw.com or lnusbaum@gkblaw.com, respectively, if you have further comments or desire any further information.

                                                    Very truly yours,

                                                    PACIFIC CMA, INC.


                                                    By: /s/Alfred Lam
                                                        ------------------------
                                                           Alfred Lam
                                                           Chairman of the Board
                                                           of Directors


cc    (via Federal Express, w/encl.):
           John Stickel, Esq.
           Ms. Theresa Messinese